April 5, 2023

Via Edgar Submission

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Lynn Dicker and Eric Atallah

RE:	Trulieve Cannabis Corp.

Form 10-K/A for the Fiscal Year Ended December 31, 2021

Filed March 8, 2023

File No. 000-56248

Ladies and Gentlemen:

Trulieve Cannabis Corp., a corporation incorporated under the laws of British Columbia, Canada (the “Company”), sets forth below the Company’s response to the letter, dated March 15, 2023, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amendment to its annual report on Form 10-K/A for the fiscal year ended December 31, 2021, filed with the Commission on March 8, 2023 (the “Form 10-K”).

In order to facilitate the Staff’s review of the Company’s response, we have restated in italics the Staff’s comments in this letter, and we have numbered the paragraph below to correspond to the numbers in the Staff’s letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2021

Exhibits

1.

We note that the 906 Certification in Exhibit 32.1 is incorrectly dated March 30, 2022. Please file a full amendment that includes all items of the form as well as currently dated Exhibit 31 and 32 certifications.

Response: The Company acknowledges the Staff’s comment and has filed a full amendment that includes all items of the form as well as currently dated Exhibit 31 and 32 certifications.

If you need any additional information or if we can be of any further assistance, please do not hesitate to contact Alex D’Amico, Chief Financial Officer, at alex.damico@trulieve.com.

Very truly yours,

/s/ Alex D’Amico

Alex D’Amico
Chief Financial Officer

3494 Martin Hurst Road * Tallahassee, Florida 32312 * (844) 878-5438